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                  GE CAPITAL LIFE ASSURANCE COMPANY OF NEW YORK
                            POLICY SPLIT OPTION RIDER
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This rider is attached to and made a part of the Policy. It goes into effect on the Policy Date, unless another effective date is shown in the policy data pages.

BENEFIT

This rider gives the Owner the right to surrender this Policy in exchange for separate individual policies on the lives of each Insured.

Prior to making an exchange, we will require evidence of insurability satisfactory to us that the persons to be insured are insurable under the new policies.

We will waive all or part of the surrender charge of this Policy. The portion that we will waive is calculated on a pro rata basis, never to exceed the full surrender charge amount. To determine the amount of surrender charge to be waived, divide (a) by (b), and multiply times (c), where:
     (a) is the new policies' amount of insurance;
     (b) is this Policy's Specified Amount at the time of exchange; and
     (c) is this Policy's total surrender charge before any adjustments have been made.
The waived portions of the surrender charge will be credited to the new policies 30 days after we issue the new policies.

EXCHANGE PROVISION

The exchange is subject to the following terms:

     1. The amount of insurance on each new policy will be 50% of the Specified Amount on this Policy. "Specified Amount" does not include any additional insurance provided by riders attached to this Policy.
     2. Any Account Value on each new policy will be 50% of the Account Value on this Policy.
     3. Any outstanding Policy Debt on this Policy will apply to each new policy on a 50% basis.
     4.  You must send us a written request and this Policy.
     5. The full first premium on each new policy must be paid before it will become effective.
     6. Coverage under this Policy will terminate and coverage under each new policy will begin on the exchange date.
     7. The new policies can be on the plan of insurance you select from the plans available for exchange at the time of the request. There will always be at least one plan available for exchange.
     8. The policy date of the new policies will be the exchange date. The premiums for the new policies will be at the rates in effect for each Insured's gender, age and rating class on the exchange date. The new policies will be subject to our rules on frequency of premium payment, minimum premium and plan availability at the time of exchange.
     9. Nonforfeiture values in each new policy will be computed using the issue age and policy anniversaries of the new policy.
     10. Supplementary benefit riders can be included in the new policies only with our written consent.
     11. The Policy Date of this Policy will be treated as the policy date of the new policies for purposes of the Suicide Provisions.
     12. Before exercising the option provided by this rider, you should consult your personal tax advisor.
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WHEN THIS OPTION WILL TERMINATE

The option provided by this rider will terminate on the earliest of:

     o the date the Policy ends for any reason;

     o the date of death of the first Insured to die; and

     o the date of exchange if the option under this rider is executed.

For GE Capital Life Assurance Company of New York,

                                   President